UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40688

DRAGANFLY INC.

 (Translation of registrant’s name into English)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M OK7

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-258074), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date: February 1, 2023	By:	/s/ Paul Sun
	Name:	Paul Sun
	Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Equity Distribution Agreement dated January 31, 2023 between the Registrant and Maxim Group LLC.